Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street | San Francisco, CA 94105-2228 | tel 415.983.1000 | fax 415.983.1200

MAILING ADDRESS: P. O. Box 7880 | San Francisco, CA 94120-7880

Linda C. Williams
tel 415.983.7334 linda.williams@pillsburylaw.com

January 7, 2009

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-0510

Attention:	Terence O’Brien, Accounting Branch Chief Melissa N. Rocha, CPA Dietrich King, Attorney

Re:	Headwaters Incorporated Form S-3 filed November 21, 2008 File No. 333-155565 Form 10-K for Fiscal Year Ended September 30, 2008 File No. 001-32459

Dear Mr. O’Brien, Ms. Rocha and Mr. King:

Headwaters Incorporated (the “Company”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter to Steven G. Stewart of the Company dated December 18, 2008. Set forth below are the Company’s responses to the Staff’s comments. The number of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff. We also enclose for your convenience a marked copy of pre-effective Amendment No. 1 to the Registration Statement on Form S-3.

Registration Statement on Form S-3

General

1.	We note that you are incorporating by reference into your registration statement your annual report on Form 10-K for the fiscal year ended September 30, 2008. We further note that Part III of this annual report incorporates by reference portions of the definitive proxy statement to be filed in connection with your 2009 annual meeting of stockholders. Please note that we will not be in a position to accelerate the effectiveness of your registration statement until you have filed your definitive proxy statement and we have had

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an adequate opportunity to review those portions of the proxy statement that are incorporated by reference into your annual report on Form 10-K.

Response: The Company notes that the Staff will not be in a position to accelerate the effectiveness of the registration statement until the Company has filed its definitive proxy statement and the Staff has had an adequate opportunity to review those portions of the proxy statement that are incorporated by reference into the annual report on Form 10-K.

2.	Please note that each time you take down securities from your shelf offering you must file a new legality opinion as an amendment to the registration statement. Please see Item 601(b)(5) of Regulation S-K. In addition, if the securities taken down would have material tax consequences to an investor and a representation as to tax consequences is set forth in the prospectus supplement, then you must file a tax opinion meeting the requirements of Item 601(b)(8) of Regulation S-K.

Response: The Company notes it must file a new legality opinion, and if required, a tax opinion, as an amendment to the registration statement each time it takes down securities from a shelf offering.

3.	We note from your disclosure elsewhere in the registration statement that selling security holders may use the prospectus for offers and sales of securities for their own account. Please note that selling security holders cannot use the shelf offering procedures that you are using. Please revise the prospectus to include the information required by Item 507 of Regulation S-K or tell us why you believe you can omit this information from the registration statement. In this regard, you may wish to review the following items:

•	Section V.B.1. of “Securities Offering Reform” Release No. 33-8591, dated July 19, 2005, which is available on our website at http://www.sec.gov/rules/final/33-8591.pdf;

•	General Instruction II.G. of Form S-3; and

•	Rule 430B under the Securities Act of 1933, as amended.

In addition, please revise the fee table so that the class of securities, offering price and fee payable with respect to this secondary offering are separately allocated. Finally, please disclose the names of all of the selling security holders who are broker-dealers or affiliates of a broker dealer. If a selling security holder is a broker-dealer, the prospectus should state that the selling security holder is an underwriter. If a selling security holder is an affiliate of a broker-dealer, provide the following representations in the prospectus: (a) the selling security holder purchased in the ordinary course of business, and (b) at the time of the purchase of the securities to be resold, the selling security holder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If a selling security holder cannot provide these representations, state that the selling security holder is an underwriter. Notwithstanding the foregoing, broker- dealers

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and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

Response: The Company has removed the references to selling securityholders.

Fee Table

4.	In note (2) to the fee table, you refer to indeterminate amounts of securities whose aggregate offering prices do not exceed $250 million, as well as an indeterminate number of shares of preferred and common stock issuable as stock splits, dividends and the like under Rule 416. In addition, in the penultimate sentence of the note, you refer to an indeterminate amount of securities that may be issued upon conversion or exchange of other securities. Please clarify that these securities are included in the $250 million of securities being registered. Rule 416 can not be used to register securities issuable due the operation of a conversion formula. Please see Question 139.10 of the Compliance and Disclosure Interpretations, available in the Corporation Finance section of our website.

Response: The Company has revised the fee table to clarify that the indeterminate amount of securities that may be issued upon conversion or exchange of other securities are included in the $250 million of securities being registered.

Risk Factors, page 3

5.	Please delete the third and fourth sentences in the risk factor section of the prospectus. Please refrain from using qualifying or limiting statements in your risk factor disclosure, such as references to other risks that you do not currently deem material or of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you will face. If you do not deem risks material, you should not make reference to them.

Response: In response to the Staff’s comment, the Company has deleted the third and forth sentences in the risk factor section of the prospectus.

Use of Proceeds, page 4

6.	We note that you currently intend to use a portion of the net proceeds from the offering to repay debt. If you anticipate that you will use a material portion of the net proceeds for this purpose, please disclose the interest rate and maturity of the debt. Please see Instruction 4 to Item 504 of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised its disclosure in the section entitled “Use of Proceeds.”

Description of Debt Securities, page 7

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7.	Please briefly outline the sinking fund provisions, if any, applicable to the debt securities. Please see Item 202(b)(1) of Regulation S-K.

Response: The Company has revised its disclosure to reflect that to the terms of any sinking fund provisions will be disclosed in the applicable prospectus supplement for a series of debt securities the Company will issue.

Part II

Item 17. Undertakings

8.	Please tell us why you have not included the undertaking contained in Item 512(i) of Regulation S-K.

Response: The Company has revised its undertakings to include the undertaking contained in Item 512(i) of Regulation S-K.

Exhibit 5.1 - Opinion of Pillsbury Winthrop Shaw Pittman LLP

9.	Please have counsel revise the third assumption in the second paragraph of its opinion to exclude document signed by or behalf of the registrant. In addition, please have counsel revise the definition of “Indenture” used in the opinion to refer to the correct exhibit number.

Response: The Company respectfully notes that counsel cannot revise the assumption as to genuineness of signatures as requested. An assumption as to the genuineness of signatures is a standard assumption in legal opinions and is expressly or implicitly assumed by counsel when rendering, for example, a “duly executed” opinion. See, e.g., Third-Party “Closing” Opinions, A Report of the Tribar Opinion Committee, 53 Bus. Law. 591 (1998), §2.3(a); The Corporations Committee of the Business Law Section of The State Bar of California, Legal Opinions in Business Transactions (May 2005), §V.B.2; see also American Bar Association Committee on Legal Opinions, Legal Opinion Principles, 53 Bus. Law. 831 (1998). This assumption is necessary not only for practical reasons, i.e., it is not cost efficient for counsel to have a representative in the room witnessing a signature by an officer of a client, but also because, without this assumption, it would in most cases be impossible for counsel to render an opinion as to the validity of securities. A necessary predicate for an opinion as to the validity of securities is that a company has been duly incorporated, and that certain board actions have duly authorized the issuance of the securities. Counsel must assume that signatures on a company’s certificate of incorporation, bylaws, minutes, secretary’s certificate attesting to board resolutions, etc. are genuine as those documents are integral to counsel being able to render any opinion as to the validity of securities covered by a registration statement.

The Company further notes it has revised the definition of Indenture in the legal opinion filed as Exhibit 5.1.

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January 7, 2009

10.	We note the reference to Delaware General Corporation Law. Please have counsel revise the opinion to reflect that the reference and limitation to Delaware General Corporation Law includes the statutory provisions and reported judicial decisions interpreting these laws.

Response: The Company has filed a revised opinion, which reflects the limitation to Delaware General Corporation Law includes the statutory provisions and reported judicial decisions interpreting these laws.

Form 10-K for the year ended September 30, 2008

General

11.	We note that you are incorporating by reference into Part III of your annual report on Form 10-K portions of your definitive proxy statement to be filed in connection with your 2009 annual meeting of stockholders. Please note that in connection with our review of the annual report on Form 10-K we may also review the definitive proxy statement once it is filed and may issue comments on those portions of the proxy statement that are incorporated by reference into the annual report on Form 10-K. Please note that you do not need to file a preliminary proxy statement solely because of this notice, assuming you are otherwise eligible to file a definitive proxy statement.

Response: The Company notes that in connection with the Staff’s review of the annual report on Form 10-K it may also review the definitive proxy statement once it is filed and may issue comments on those portions of the proxy statement that are incorporated by reference into the annual report on Form 10-K.

Item 1. Business, page 3

12.	In future filings, please provide the financial information about geographic areas required by Item 101(d) of Regulation S-K.

Response: The Company notes that its revenues from foreign countries and long lived assets located in foreign countries are each less than 10% of the Company’s consolidated totals for 2008 (5% and 3%, respectively). The materiality of these items is even less in 2007 and 2006. The Company will provide financial information about geographic areas in future filings, including all of the disclosures required by Item 101(d) of Regulation S-K, if the revenues or long-lived assets of the Company’s foreign operations exceed 10% of the respective totals.

Building Products, page 3

Major Customers, page 5

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13.	In future filings, please disclose the name of any customer if sales to the customer by one or more segments are made in an aggregate amount equal to 10% or more of your consolidated revenues and the loss of such customer would have a material adverse effect on you and your subsidiaries taken as a whole. In this regard, we note your risk factor disclosure on page 17 that your business would suffer a material adverse effect if you lost the three resin-based accessory products customers that together accounted for approximately 29% of your revenues for such products. Please see Item 101(c)(1)(vii) of Regulation S-K.

Response: The Company notes that it will disclose in future filings any customer that meets the disclosure threshold. For 2006, 2007, and 2008, no single customer accounted for more than 10% of consolidated revenues. The three customers of the Company’s resin-based accessory products discussed in the risk factor on page 17 accounted for 29% of total resin-based accessory products revenues in 2008, but represented only 6% of 2008 consolidated revenues for the Company.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

14.	In your risk factor disclosure you discuss how your Building Products business experienced declines in revenues and increases in operating losses as a result of weakening demand. However, you have not included any discussion of the economic environment or its impact on your operations or liquidity in MD&A, including discussion of the recent impairments of goodwill in 2007 and 2008. Please expand MD&A, in future filings, to provide a discussion of recent economic events, including the lower market-wide demand in the housing, new construction and remodeling markets and its current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your customers, expected trends, management’s response for managing these events, potential future actions by management and other detailed information. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity, including your outstanding debt instruments and related covenant compliance. In your response to this letter, please provide a detailed description of proposed future disclosure.

Response: The Company notes that it will expand its MD&A disclosures in future filings to include the following types of disclosures related to the Building Products business, some of which have been addressed in other sections of the Form 10-K. For example, the following information from Item 1 will also be considered for disclosure in the MD&A:

•	There has been a severe slowing in 2007 and 2008 of new housing starts and in home sales generally.

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•	The homebuilding industry has continued to experience a significant and sustained decrease in demand for new homes and an oversupply of existing homes.

•	The Company’s building products business relies upon the home improvement and remodeling markets as well as new construction.

•	For the past two years, the Company has recorded significant goodwill impairments associated with the Company’s building products business.

•	We expect this weakness to continue through 2009 and to have an adverse effect on the Company’s business and the Company’s results of operations.

•	The Company’s building products business has a large customer base and sales are broadly diversified across customers and ship-to locations, mitigating the impact of regional economic situations.

The following additional disclosures will also be considered, to the extent applicable in future periods:

•	In response to the above described conditions, the Company has and will continue to introduce new products which can be incorporated into the Company’s national distribution system supply chain.

•	The Company is in the process of implementing production efficiency programs and is executing numerous cost reduction initiatives to minimize the decline in its margins.

The Company’s liquidity discussion currently includes information about the Company’s expectation of lower cash flow from operations in 2009 than in 2008 due to the continued weakness in the new housing and residential remodeling market, the Company’s expectation that additional debt and equity may be much more difficult for the Company to obtain in future periods than in the past, the Company’ current compliance with debt covenants, and the increased risk of noncompliance with certain leverage and fixed charge coverage ratios in future periods, among other things. We will include the following additional liquidity disclosures in future filings, to the extent they continue to be applicable, in addition to the disclosures already provided:

•	The recent general credit shortage and tightness of the debt markets have made it increasingly costly and difficult to obtain financing.

•

In response to these conditions, the Company is striving to improve its operational efficiencies, continuing to introduce new products, working to reduce capital expenditures, and quickly ramping up the coal cleaning business to increase near-term cash flow as much as possible.

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•	The Company is constantly monitoring all financing options that could increase cash resources and/or improve the ability to meet its debt covenants.

Critical Accounting Policies and Estimates, page 34

Valuation of Long-Lived Assets, including Intangible Assets and Goodwill, page 37

15.	Please expand your discussion of goodwill in future filings to address the following:

•	Revise your disclosure to provide a description of your reporting units. Refer to paragraphs 30-31 of SFAS 142 for guidance.

•

Explain the changes in the operations and management of the business that resulted in the three reporting units in the building products segment being aggregated into one reporting unit for the latest goodwill impairment test. Describe the impact on the financial statements this decision had.

•

You disclose the fair values of the reporting units are calculated “primarily” using discounted expected future cash flows. Provide a description of all valuation methods used to determine the fair value of your reporting units, and quantify the material assumptions used in each valuation method, including the discount rate used, projected revenue growth rates, and future profit margins, at a minimum.

•	Provide a sensitivity analysis of the material assumptions used in your valuation and clarify the related impact on the financial statements.

•

Given the impairments recognized to date, reduced revenues and margins, and current economic events, it appears you should provide investors with detailed explanations as to how the estimated fair values for each reporting unit continue to exceed their carrying values. In addition, you should disclose the amount of headroom between the estimated fair value and carrying value for each reporting unit, as well as the amount of goodwill at-risk for impairment in each reporting unit. Refer to Sections 216,501.02 and 501,12.b.3 of the Financial Reporting Codification for guidance.

Please provide us with an example of disclosure addressing each of these items as of September 30, 2008.

Response: The Company will expand its MD&A disclosures in future filings substantially as follows, assuming that all such information continues to be relevant at the time. Some of this information identified below is included in the notes to the

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financial statements and we may incorporated by reference such information from the financial statements in future filings. The underlined disclosure shown below will be added to the existing disclosures, which are not underlined, to respond to the Staff’s comments. Many of the added disclosures address primarily the building products reporting unit due to the ongoing risks in that reporting unit. Comparatively less disclosure has been provided for the other reporting units due to the significant headroom in the CCP goodwill impairment test and the small amount of goodwill in the energy reporting unit.

Valuation of Long-Lived Assets, including Intangible Assets and Goodwill. Long-lived assets consist primarily of property, plant and equipment, intangible assets and goodwill. Intangible assets consist primarily of identifiable intangible assets obtained in connection with acquisitions. These intangible assets are being amortized using the straight-line method over their estimated useful lives.

Goodwill consists of the excess of the purchase price for businesses acquired over the fair value of identified assets acquired, net of liabilities assumed. In accordance with the requirements of SFAS No. 142, we do not amortize goodwill, all of which relates to acquisitions. SFAS No. 142 requires the Company to periodically test for goodwill impairment, at least annually, or sooner if evidence of possible impairment arises. We perform our annual impairment testing as of June 30, using the two-step process described in Note 7 to the consolidated financial statements.

As disclosed in Note 7 to the financial statements, through fiscal 2007, Headwaters had five reporting units with allocated goodwill, three of which were in the building products segment. There is one reporting unit with goodwill in each of the CCPs and energy segments. As a result of changes in the operations and management of the businesses in the building products segment, and in accordance with the requirements contained in SFAS No. 142, SFAS No. 131 and EITF Abstract Topic D-101, “Clarification of Reporting Unit guidance in Paragraph 30 of SFAS No. 142,” commencing with its 2008 fiscal year Headwaters aggregated the three reporting units in the building products segment into one reporting unit for the purpose of goodwill impairment testing.

The changes in the building products segment resulting in aggregation of the reporting units included, among other things, consolidation

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under a single management team, consolidation of incentive compensation programs to be dependent upon combined segment operating results, consolidation of some sales chains such that these chains sell many of the segment’s products, and cross selling into other sales chains, collaboration on new products, and cash flow/resource allocation decisions being made on a combined basis. If these three reporting units had not been aggregated into a single reporting unit, the recorded goodwill impairment charge would have been lower by approximately $6 million. As of September 30, 2008, there was approximately $462 million of goodwill remaining in the building products reporting unit.

The CCP reporting unit had recorded goodwill of approximately $116 million and there was a difference of approximately $194 million between the estimated fair value of the reporting unit and its carrying value as of the June 30, 2008 test date. Despite the current economic downturn, the demand for CCPs has declined significantly less than many other types of construction materials and thus continues to generate strong operating results for the Company. Revenue for this reporting unit increased by approximately $7 million in fiscal 2008 compared to fiscal 2007; meanwhile, the gross margin decreased by only approximately 1% during the same time period. The anticipated future revenues and margins for this reporting unit are not currently expected to change significantly from 2008 levels. The energy segment reporting unit had recorded goodwill of approximately $4 million and there was a difference of approximately $8 million between the estimated fair value of the reporting unit and its carrying value as of the June 30, 2008 test date.

With the exception of the Tapco reporting unit in 2007 and the aggregated building products reporting unit in 2008, the step 1 tests indicated that the fair values of the reporting units, calculated primarily using discounted expected future cash flows, exceeded their carrying values as of the test dates. Accordingly, step 2 of the impairment tests was not required to be performed for those reporting units, and no impairment charges were necessary. As a result of the depressed new housing and residential remodeling market, the Tapco reporting unit failed step 1 in 2007 and the aggregated building products reporting unit failed step 1 in 2008. This required completion of step 2, which resulted in a determination that Tapco’s goodwill was impaired in 2007 and the building products segment goodwill was impaired in

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2008. Accordingly, non-cash impairment charges of $98.0 million and $205.0 million were recorded in 2007 and 2008, respectively. The impairments did not affect our cash position, cash flow from operating activities or senior debt covenant compliance, and will not have any impact on future operations.

In determining the fair values of the reporting units, all three of the traditional valuation approaches, the income approach, the market approach and the asset-based approach, were considered. The fair values of the reporting units were calculated using the income approach, determined by discounting expected future cash flows. This method was chosen because it specifically considers the operations, opportunities and risks applicable to the reporting units. The market approach, specifically the guideline public company method, was also considered. However, the reporting units’ direct competitors are either subsets of large corporate entities or are privately held. Therefore, there is limited comparability between the reporting units and the potential guideline public companies. Accordingly, the guideline public company method was utilized as a reasonableness test of the results from the income approach. Finally, the asset-based approach was also considered; however, it was not utilized because it does not consider the income producing/going concern nature of the reporting units’ assets.

As discussed above, the fair values of the reporting units are calculated primarily using discounted expected future cash flows. There are many estimates and assumptions involved in preparing these expected future cash flows, including most significantly the weighted average cost of capital used to discount future cash flows, anticipated long-term growth rates, future profit margins, working capital requirements and required capital expenditures. Management uses its best efforts to reasonably estimate all of these and other inputs in the cash flow models utilized; however, it is certain that actual results will differ from these estimates and the differences could be material. Materially different input estimates and assumptions would necessarily result in materially different calculations of discounted expected future cash flows and reporting unit fair values and materially different goodwill impairment estimates.

The most sensitive assumptions for the income approach are the discount rate (weighted average cost of capital), the expected long-

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term growth rate and expected future gross profit margins. For the building products reporting unit, a discount rate of 11.8% was used. Each 1% change in the discount rate would have changed the fair value by approximately $100 million. The long-term growth rate used was 3.2%. Each 1% change in the long-term growth rate would have changed the fair value by approximately $70 million. The expected future gross profit margins used ranged from 33%-37%. Each 1% change in the gross profit margins would have changed the fair value by approximately $47 million.

In addition to the annual review, we evaluate, based on current events and circumstances, the carrying value of long-lived assets, including intangible assets and goodwill, as well as the related amortization periods, to determine whether adjustments to these amounts or to the useful lives are required. Changes in circumstances such as technological advances, or changes in our business model or capital strategy could result in the actual useful lives differing from our current estimates. In those cases where we determine that the useful lives of property, plant and equipment or intangible assets should be changed, we amortize the net book value in excess of salvage value over the revised remaining useful lives, thereby prospectively adjusting depreciation or amortization expense as necessary.

The carrying value of a long-lived asset is considered impaired when the anticipated cumulative undiscounted cash flow from that asset is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Indicators of impairment include such things as a significant adverse change in legal factors or in the general business climate, a decline in operating performance indicators, a significant change in competition, or an expectation that significant assets will be sold or otherwise disposed of. In 2006, the building products segment revised downward the estimated useful lives of certain assets resulting in accelerated depreciation charges in order to fully depreciate the assets over shorter periods. No other significant changes have been made to estimated useful lives during the periods presented.

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It is possible that some of our tangible or intangible long-lived assets or goodwill could be impaired in the future and that resulting write-downs could be material.

16.	Your stock price has continued to decline from $16.23 in August 2008 to below $8.00, and your market capitalization as of December 10, 2008, is significantly less than total stockholders’ equity, which is an indicator your goodwill, intangible assets and other long-lived assets may be impaired. Tell us whether or not this decline in market cap and stock price has triggered an interim impairment test under SFAS 142 and SFAS 144 and how you determined goodwill, intangible assets and other long-lived assets are recoverable in the current market environment. We note your last SFAS 142 analysis was performed at June 30, 2008, which resulted in a $205 million impairment charge. Further tell us how the decline in your stock price has impacted your current and future cash flows, your current goodwill, intangible asset and other long-lived asset balances and what consideration you have given to disclosing this in your Form 10-K and Form S-3.

Response: The Company believes that a significant decline in its common stock price and market capitalization could be the result of general market conditions not specifically related to the Company’s performance and could also relate to operations of the Company for which there is no goodwill recorded.

There are only two reporting units that have significant recorded goodwill, the building products reporting unit and the CCPs reporting unit. The operations of both reporting units are very seasonal, with substantially all of the operating income being earned in the June and September quarters. It is very difficult to determine during the December and March quarters if impairment has occurred as these are normally low revenue and low operating income periods. Also, it is not possible to accurately separate the impact of poor weather from possible declining operating results during these winter months.

The Company has been contemplating several different business transactions relative to the building products segment that, if consummated, could be a good indicator as to whether or not further impairment of building products goodwill has occurred. If one or more of these transactions are consummated, the Company will use the relevant information to determine if goodwill impairment is indicated. Absent a transaction with an unrelated entity, the Company believes it is necessary to wait until after the winter months before a meaningful evaluation of a possible goodwill impairment can be performed.

The decline in the Company’s stock price has not significantly impacted its current or future cash flows, or the recorded balances of goodwill, intangible assets or other long-lived assets.

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Valuation of Long-lived assts, page 37

17.	We note your disclosure throughout your document regarding building products segment being driven by new home construction and home repair and remodeling market. We further note your disclosure of the economic slowdown in these markets during 2007 and 2008. Considering the decline in sales and the operating losses, please tell us and disclose, in future filings, whether you performed a SFAS 144 impairment test on intangible assets and other long-lived assets during fiscal 2008. If so, please disclose the results of those tests, including the amount of headroom between the carrying value of the assets and their recoverable amount. If not, please tell us your consideration of paragraph 8 of SFAS 144 as it relates to these assets.

Response: The Company reviewed the criteria in paragraph 8 of SFAS 144 as they relate to long-lived assets other than goodwill, primarily intangible assets and property, plant and equipment. All intangible assets were formally evaluated in connection with the 2008 annual goodwill impairment testing; the intangible assets for the building products reporting unit were separately valued as part of step 2 of the goodwill impairment test. Such evaluation resulted in an immaterial write-down of one intangible asset. The intangible assets in the building products group were valued at a total of $175 million, compared to a carrying value of $136 million.

For property, plant and equipment, the most relevant criteria to be evaluated to determine if an impairment test is needed, according to paragraph 8, include “a significant adverse change in the extent or manner in which a long-lived asset is being used;” or “a current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset.” Realizing that the building products business is cyclical, the Company has focused on building scalable productive capacity and has monitored existing capacity and planned capacity expansion with forecasted operations to avoid “overbuilding.” Throughout 2007 and 2008, the Company has significantly curtailed planned capital project expansions and has focused nearly exclusively on capital expenditures to maintain existing capacity. The Company has been able to reduce the rate of its production to use fewer hours of production but still meaningfully engage its production facilities. The Company has closed some minor unnecessary facilities and consolidated some operations and disposed of the fixed assets related to unused facilities. The Company does not believe that the recent decline in operating income is permanent or that it will have long-term operating losses in this segment.

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In future filings, the Company will include additional disclosures related to its assessment of intangible assets and other long-lived assets of the building products segment.

Year Ended September 30, 2008 compared to year ended September 30, 2007

18.	With regards to you Section 45K business, which represented over 50% of energy segment revenue in 2008, and was terminated in December 2007, please quantify the amount of long-lived assets that relate to the Section 45K business and how you are now accounting for these assets. Tell us if these assets are being used in the coal cleaning business or if they are now idle and how your accounting for these assets complies with paragraphs 27 and 28 of SFAS 144.

Response: As of September 30, 2008, the remaining long-lived assets related to the Section 45K business consisted of approximately $100,000 of furniture, equipment, and vehicles, which are now being used in other operations. All other Section 45K-related long-lived assets were fully depreciated or amortized as of December 31, 2007.

Liquidity and Capital Resources, page 42

19.	Your liquidity discussion does not provide detailed explanations of the reasons for changes in operating cash flows. Please revise your discussion in future filings to address the reasons for the changes in operating assets and liabilities, specifically the increase in accounts receivable and decrease in accounts payable and accrued expenses. For example, as noted above your change in receivables has had a material impact on your operating cash flows. Please disclose your DSO for each period and explain any variances, to the extent this disclosure would enhance an investors understanding of your cash flows position and the company’s ability to adjust its future cash flows to meet needs and opportunities, both expected and unexpected. Refer to FRR 501.03 and SEC Release 33-8350. Provide us with example disclosure as of September 30, 2008.

Response: Changes in the Company’s operating cash flows result primarily from the changes in operations described in earlier sections of the MD&A. Specifically, the significant change in accounts receivable is the result of the termination of the Section 45K business which accounted for approximately $60 million in trade receivables at September 30, 2007, resulting in a significant source of cash upon collection during 2008, and approximately $4 million at September 30, 2008. The start up of the coal cleaning business has added only approximately $10 million in trade receivables at September 30, 2008. The remaining cash flow related to accounts receivable resulted primarily from collection of the higher accounts receivable balances as of September 30, 2007 in the building products segment. There has been no deterioration in the

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collectibility or expected collectibility of the Company’s accounts receivable, and therefore detailed disclosures about DSO were not provided.

Similarly, accounts payable/accrued liabilities at September 30, 2007 included approximately $45 million related to the Section 45K business, but $0 at September 30, 2008, resulting in the use of cash when such amounts were paid. The start up of the coal cleaning business resulted in only approximately $5 million in accounts payable/accrued liabilities at September 30, 2008.

This transformation of the energy segment is documented at length in the MD&A. In future filings, the Company will clarify the effect of the changes in its operations on accounts receivable and accounts payable/accrued liabilities.

* * *

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any other information you need. Please contact me at (415) 983-7334.

Very truly yours,

/s/ Linda C. Williams

Linda C. Williams

cc:	Steven G. Stewart
Harlan M. Hatfield, Esq.